ICZOOM GROUP INC.

December 6, 2023

Kate Beaukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Registration Statement on Form F-1

Filed November 22, 2023

File No. 333-275708

Dear Ms. Beaukenkamp:

This letter is in response to the letter dated December 4, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Summary, page 1

1.	On page 2 please restore the language that “PRC laws and regulations governing our current business operations are evolving and sometimes vague” (emphasis added), as you did in the last risk factor on page 51.

Response: In response to the Staff’s comments, we revised the disclosures on page 2 of the Registration Statements accordingly.

Summary of Risk Factors, page 18

2.	We note your disclosure on page 20 that you “could face uncertainty about future actions by the PRC government.” As you have elsewhere in your prospectus, please revise to delete the word “could,” so that the disclosure is comparable to the disclosure contained in your IPO registration statement on Form F-1 that went effective March 14, 2023.

Response: In response to the Staff’s comments, we revised the disclosures on page 20 of the Registration Statements accordingly.

Risk Factors
PRC laws and regulations governing our current business operations are sometimes vague..., page 51

3.	We note your statement that “[t]here can be uncertainties regarding the interpretation and application of PRC laws and regulations” (emphasis added). Please revise to state, as you did in your IPO registration statement on Form F-1 that went effective March 14, 2023, that “there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations...” (emphasis added).

Response: In response to the Staff’s comments, we revised the disclosures on page 51 of the Registration Statements accordingly.

China Securities Regulatory Commission and other Chinese government agencies may exert more control..., page 52

4.	We note the revision of the phrase “wide discretion” to the phrase “certain discretion.” It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023, or provide us with your analysis as to why such changes are appropriate.

Response: In response to the Staff’s comments, we revised the disclosures on page 53 of the Registration Statements accordingly.

Regulation and administration of information distribution over the Internet in China..., page 52

5.	We note your revision of the word “censorship” to the word “administration” in the risk factor title, as well as the revisions in the last sentence of the risk factor. It is unclear to us that there have been changes in the “laws and regulations governing Internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet” in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face and the nature of those challenges. Please restore your disclosures in these areas to the disclosures as they existed in your IPO registration statement on Form F-1 that went effective March 14, 2023, or provide us with your analysis as to why such changes are appropriate.

Response: In response to the Staff’s comments, we revised the disclosures on page 52 of the Registration Statements accordingly.

You may experience difficulties in effecting service of legal process..., page 63

6.	We note that you deleted the statement that “in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.” It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023.

Response: In response to the Staff’s comments, we revised the disclosures on page 63 of the Registration Statements accordingly.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us..., page 65

7.	We note that you revised the statement that there “are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation” to the statement that there are “certain requirements the U.S. authorities need to meet to obtain information needed for investigations or litigation.” It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement that warrants revised disclosure that mitigates the challenges you face. Please restore this disclosure to the disclosure as it existed in your IPO registration statement on Form F-1 that went effective March 14, 2023.

Response: In response to the Staff’s comments, we revised the disclosures on the pages 64 and 65 of the Registration Statements accordingly.

Principal Shareholders, page 156

8.	Please revise to disclose the natural person(s) with voting and/or investment power over the shares held by Express Wide Limited.

Response: In response to the Staff’s comments, we added a footnote (3) below the beneficial ownership table on page 157 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

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Very truly yours,

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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